UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

9 May 2014

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X..... Form 40-F ...........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ..................

9 May 2014

DIAGEO ANNOUNCES APPOINTMENT TO ITS BOARD OF DIRECTORS

Diageo announces the appointment of Alan Stewart to its Board as a Non-Executive Director effective 1 September 2014. Alan will also join the Audit, the Nomination and the Remuneration Committees on appointment.

Alan Stewart is currently Chief Financial Officer of Marks & Spencer plc and also has responsibility for IT, supply chain and logistics. Prior to his appointment to Marks & Spencer plc in 2010, Mr Stewart was Chief Financial Officer of AWAS, a leading aircraft leasing company and Group Finance Director of WH Smith plc. He formerly held a number of senior executive roles at Thomas Cook Holdings.

Commenting on the appointment, Diageo Chairman Dr Franz Humer said:

“Alan’s strong track record in accountancy and financial management together with his experience in retail, travel and the banking industries will be of great value to Diageo as we continue to focus on driving long-term profitable growth. I look forward to welcoming him to the Board.”

ENDS

Enquiries

Media relations:

Kirsty King +44 (0) 208 978 6855

James Crampton +44 (0) 208 978 4613

press.office@diageo.com

Investor relations:

Pier Falcione +44 (0) 208 978 4838

Angela Ryker Gallagher +44 (0) 208 978 4911

investor.relations@diageo.com

Notes to Editors

About Alan Stewart

Alan Stewart was appointed Chief Financial Officer of Marks & Spencer plc in October 2010 and serves on the company’s Board of Directors. He also has responsibility for IT, supply chain and logistics.

Alan has extensive experience of retail and other highly competitive industries, including travel and banking. Alan spent nine years working for HSBC Investment Bank before joining Thomas Cook in 1996, where he spent seven years, in roles including Chief Executive of Thomas Cook UK and Group Chief Financial Officer of Thomas Cook Holdings. Alan joined WH Smith plc in 2005 as Group Finance Director, where he played a key role in delivering the Group’s improved performance. In 2008 Alan joined AWAS, a leading aircraft leasing company, as Chief Financial Officer until October 2010. He was previously a Non-Executive Director of Games Workshop Group plc.

He is 54 years old.

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Windsor, Buchanan’s and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at www.diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 9 May 2014	By:	/s/ V Cooper
Name: V Cooper
Title: Senior Company Secretarial Assistant